Filed by Kansas City Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

(Commission File No. 001-04717)

Date: September 15, 2021

Kansas City Southern (“KCS”) is making available the following communications through the website www.futureforfreight.com, a website maintained by KCS providing information relating to its proposed merger with Canadian Pacific.

CP-KCS IS THE ONLY VIABLE CLASS 1 COMBINATION CP offer for KCS declared “company superior proposal” by KCS board. Canadian Paciíc announced that it has completed a new proposed merger agreement with Kansas City Southern (“KCS”), which the KCS Board of Directors has declared a “Company Superior Proposal.” KCS has notiíed CN that it intends to terminate KCS’s merger agreement with CN and enter into the deínitive agreement with CP. CP stands ready to execute a deínitive merger agreement to create the írst U.S.-Mexico-Canada railway and enhance competition in the North American rail network. Click here to read about the CP-KCS superior proposal. “As we have said throughout this process, CP remains committed to everything this opportunity presents. This merger proposal provides KCS stockholders greater regulatory and value certainty. We are excited to move forward as we work toward making this perfect match a reality.”

A COMBINATION BETWEEN CP AND KCS WOULD BE PRO-SERVICE, PRO-COMPETITION, PRO-GROWTH AND PRO-ENVIRONMENT CP continues to pursue its application process for a potential acquisition of KCS so that the STB can review the pro-competitive CP-KCS combination without undue delay. CP-KCS is the only truly end-to-end and viable Class 1 combination, and would create compelling short- and long-term value for our collective customers, shareholders, employees and other stakeholders. CP-KCS is the only true end-to-end Class 1 combination that serves the public interest ‘preserving and enhancing’ competition for customers and enabling a stronger North American rail network connecting Canada, the United States and Mexico. CP-KCS is an achievable combination that has a path to approval and deal certainty for the KCS shareholders. A COMBINATION BETWEEN CP AND KCS WOULD BE PRO-SERVICE, PRO-COMPETITION, PRO-GROWTH AND PRO-ENVIRONMENT CP continues to pursue its application process for a potential acquisition of KCS so that the STB can review the pro-competitive CP-KCS combination without undue delay. CP-KCS is the only truly end-to-end and viable Class 1 combination, and would create compelling short- and long-term value for our collective customers, shareholders, employees and other stakeholders. CP-KCS is the only true end-to-end Class 1 combination that serves the public interest ‘preserving and enhancing’ competition for customers and enabling a stronger North American rail network connecting Canada, the United States and Mexico. CP-KCS is an achievable combination that has a path to approval and deal certainty for the KCS shareholders.

President and CEO Keith Creel statement on track record of total shareholder return

Key Advantages of a CP-KCS Combination Enhanced competition and unsurpassed levels of service, safety and economic efíciency for shippers and communities across the U.S., Mexico and Canada. Reduced rail trafíc, fuel burn and emissions in Chicagoland leveraging CP’s route through Iowa connecting KCS-served points and the U.S. Upper Midwest/Western Canada. Unprecedented reach via new single-line hauls across a combined CP-KCS network, offering:

Mexican border and the U.S. Upper Midwest Improved service and access to Vancouver and Minneapolis-St. Paul via CP’s routes into Western Canada New single-line hauls linking key automotive manufacturing and distribution centers in Mexico and the U.S. Upper Midwest and Canada

CP



OUR SUPPORTERS

More than 730 in support of a CP-KCS combination and 330 plus expressing concern about a CN-KCS combination

We want to thank the following for their support for a CP-KCS combination:


Rep. DeFazio Letter – July 26, 2021


Alderman Holloway Ward 3 of the City of Quitman, MS Letter – June 28, 2021


Harvey Park District (IL) Letter – June 28, 2021


Village of Hazel Crest, IL Letter – June 28, 2021


Berkshire Home Solutions (Plymouth, MN) – June 28, 2021


City of Markham, IL Letter – June 28, 2021


South Suburban Region Chamber of Commerce Letter – June 28, 2021


Mike Walker, DeWitt County (IL) Sheriff Letter – June 28, 2021


North Dakota Congressional Delegation Letter – June 25, 2021


Arkansas State Rep. Mike Holcomb Letter – June 24, 2021


Letter from Waukesha County County Board Supervisor – June 18, 2021


SMART-Transportation Division Letter – June 13, 2021


South Dakota Grain & Feed Association Letter – June 11, 2021


Allied Rail Unions CN Letter – June 7, 2021


Transportation Communications Union/IAM Letter – June 7, 2021


District Lodge 19 of the IAM Letter – June 7

CP


TCRC MWED Letter – May 28, 2021


CP's Submission of Additional Statements on Proposed Transaction – May 17, 2021


Metropolitan Mayor's Caucus Letter – May 11, 2021


Village of Barrington, IL Letter – May 7, 2021


CP's Submission of Additional Statements on Proposed Transaction – May 3, 2021


Index of Statements Commenting on CN-KCS Transaction – April 26, 2021


Read the Opposition to CN's Unsolicited Bid – April 23, 2021

Entities Expressing Superiority of a CP-KCS Transaction and Opposition to CN-KCS Proposal

5 Suns Transloading
84 Lumber Company
A & A Paving Ltd. / A & A Civil Contacting Ltd
AC Logistics, Inc.
Access Entry Systems
AdvantageVM Corp.
AEG Fuels LLC
AG Processing Inc.
Albatrans Canada Inc.
Alberta Prairie Steam Tours Ltd.
Allen Mauk
American Bean LLC
Bay and Bay Transport
Beaver Freight Services, LLC
Berthold Farmers Elevator, LLC.
Bestway Cartage Limited
Bison Transport
Boss Lubricants
Buchanan Lumber Mobile, Inc.
Bulk Logistics Inc.
BURNCO Rock Products Ltd.
CAD Railway Industries Ltd.
Caine Warehousing Ltd.
Canada Drayage Inc.
Canoe Forest Products
Caravan Supply Chain
Cecelia S. Johnson
CENIBRA Inc.
Central Farm Service
Ceres Global Ag Corp.
Choquette Grains Inc.
CHS Inc.
City of Clinton
City of Quitman, Mississippi
City View Fuel, LLC.
Clayton County Recycling Inc.
Consolidated Fastfrate Inc.
Continental Cosmetics Ltd.
Continental Logistics LTD
Crawford Oil Co. Inc.
Crow Wing Recycling
Curbside Construction Ltd.
Dakota, Missouri Valley and Western Railroad
Data Communications Management Corp.
Kaycan Ltd.
Kaytec Inc.
Keltic Transportation
Kensal Farmers Elevator
KP Building Products Ltd.
K+S North America Corporation
La Milanaise
Langley Oil Company LLC
Logistics Helper Inc.
Logistique Canamex Inc.
Maddox Logistics Ltd.
MacCosham Inc.
Maddox Logistics Ltd.
Maine Propane Distributors, Inc.
Meadowland Farmers Coop
Midwest Bulk Transload
Miller Precast Ltd.
Muscatine Chamber of Commerce
MX Solutions
National Cold Chain Inc.
NDGGA
New Brunswick Premier
New-Way Trucking Ltd.
North Dakota Grain Dealers Association
North West Terminal
Northern Plains Railroad
Nulogx, Inc.
Ontario Southland Railway Inc.
ORR Safety
Ostara Nutrient Recovery Technologies Inc.
Panel Construction Ltd.
Park Farm Grains Ltd.
Pattison Sand Company
Pinnacle Polymers, LLC.
Pique Supply Corporation
PFL Petroleum Services Limited
Port Arthur Terminal LLC
Pro Ag Farmers Co-Op
Produits Minera Inc.
Progressive Rail Incorporated
Re-Transportation
R.G. Phillips Group of Companies Inc.
Rhomberg Sersa North America
Rivers Edge Terminals

CP

ENX Inc.
Eurochem North America Corporation
Executive Tree Service Inc
Farmers Coop Elevator
Farmers Co-Operative of Hanska
Farmers Elevator Company of Honeyford
Federal White Cement Ltd.
F.J. Robers Co., Inc.
Forest River Bean Co.
Fullerton Farmers Elevator
FW Cobs Company
G&B Fuels Inc.
Galaxy Freightline Inc.
Galaxy Plastics Ltd. and Bren Technologies Inc.
GAF Inc.
Gasaway Farms
GDI Integrated Facility Services
Global Furniture Group
Global Upholstery Co. Inc.
Grain Densification International, LLC.
Grand Prix Inc.
Great Northern Grain Terminals Ltd.
Great Northern Transport Inc.
Great Sandhills Railway Ltd.
Great Western Railway
Greenlight Traffic and Distribution Inc.
Greenway Animal Nutrition
Groenewegen Truck Brokers Inc.
G. Thompson Livestock Co. Inc.
Guanajuato Energy Terminal LLC
GX Transportation
Hansen's Releasing Company
Harbour Metals Recycling Ltd.
Henry Bath
Homeward Bound Properties
Horizon Grains Ltd.
IMCO International Steel Trading Inc.
Impact Construction Inc.
Industra Construction Corp.
IPD LLC
Iowa Southern Railway
Iowa Traction Railway
Iron Horse Transloading
J. Carpenter Environmental, LLC.
Jimmy Burland
Karan Pujji
Simba Transload Ltd.
SMART Transportation Division General Committee of Adjustments 261
SMART Transportation Division General Committee of Adjustments 987
South Dakota Grain & Feed Association
Southland Pulse Inc.
South West Terminal
SPAAR
Sprague Operating Resources LLC
SSAB Enterprises, LLC
Standard Rail Corporation
State of Oklahoma Representative
Stewart Southern Railway
Supreme Structural Tranport Ltd.
Target Transportation
TDWP Partners LLC
Teamsters Canada Rail Conference Maintenance of Way Employees Division
Tepper Holdings Inc.
Terra Contracting Ltd.
The Arthur Companies
Timiron LLC
Tony Doom Supply Company
Torch River Rail Inc.
Transcare Logistics Corporation
Transload Logistics Corp.
Transmark Ltd.
Transport Procal
Transport Services & Logistics Canada Ltd.
Trendwood Limited
TYT Group Inc.
Up On Me Imports Inc.
U.S. Industrial Machinery
USD Group LLC
V Modal Mexicana, Sociedad Civil
VantEdge Logistics Inc.
Veikle Grain Ltd.
Victoria Pulse Trading Corporation
Western Asphalt Products
Weyburn Industrial Transload Inc.
Wheaton-Dumont Coop Elevator
Wilton Farmers Union Elevato
Woodland Pulp
WTC Group Inc.


Read the Statements
and Letters of Support
– June 21, 2021


Read the Statements
and Letters of Support
– June 1, 2021


Read the Statements
and Letters of Support
– April 20, 2021


Read the Statements
and Letters of Support
– April 12, 2021


Read the Statements
and Letters of Support
– April 6, 2021


Read the Statements
and Letters of Support
– March 31, 2021

Entities Expressing Support of a CP-KCS Transaction

Shippers

5 Suns Transloading
ABDW Logistics, LLC
AC Logistics, Inc.
Adroit Overseas Enterprises Ltd.
AEG Fuels LLC
Aeropres Corporation
AgMotion Pet Food Ingredients
Ag Processing Inc.
Agrex Inc.
Agrocorp Processing Limited
Albatrans Canada Inc.
Alberta's Industrial Heartland Association
Alberta Midland Railway Terminal Ltd.
Alerio Marketing Inc.
Algoma Steel Inc.
Alliance Recycling Group
American Iron and Metal Inc.
A.P. Moller – Maersk
APM Terminals Lazaro Cardenas
APPRO Development, Inc./Cerron Commercial Properties
APPS Transport Group
Arbec Lumber Inc.
Arntzen Corporation
Arrow Transportation Systems Inc.
Arthur Companies
ASL Distribution Services Ltd.
Aspen Planers Ltd.
Auto Lineas America
AV Terrace Bay Inc.
Axis Warehouse LLC
Axsun Inc.
Azelis Canada
Barr-Ag Ltd.
Barry Callebaut
Bartlett and Co.
Bay and Bay Transportation
Bell Gaz and Energie Sonic
Benga Mining Limited
Bentonite Performance Minerals LLC
Bestway Cartage Limited
BioUrja Terminals & Land, LLC
Bison Transport
Boise Cascade
Boral Industries Inc.
Border Ag & Energy Coop
Border Chemical Company Limited
Boss Lubricants
BridgePoint Logistics Inc.
Brookstone Specialty Services, Inc.
Buchanan Lumber Mobile, Inc.
Bulkmatic de Mexico
Bulkmatic Transport
CAM II Warehouse, Inc.
Canadian International Freight Forwarders Association
Canadian Tire Corporation
Canpotex Ltd.
Caravan Logistics Inc.
Caravan Supply Chain Inc.
C.A.T. Global Logistics
Celtic International, a Transplace Company
Centennial Energy, LLC
Centerville Iron & Metal Inc.
Centerville Produce LLC/Centerville Feed Processing

Statements of Support

Amar Transport
American Plant Food
Citi-Cargo & Storage Co., Inc.
Lee Container
Maddox Logistics Limited and TJC's Transportation Solutions Ltd.
Railroad Technology Corporation
Retail Council of Canada
The Andersons Trade Group
Victoria Pulse Trading Corp.

State and Local O cials and Chambers of Commerce

American Chamber of Commerce of Mexico, A.C.
Birchwood Ford Sales
Bossier Chamber of Commerce
Canoe Forest Products
Cargo Montreal
City of Belton, Missouri
City of Clinton
City of Marquette, Iowa
City of Muscatine, Iowa
City of Ottumwa, Iowa
City of Quitman, Mississippi Eddie Fulton
City of Ruston
City of Saint John
Daaquam Lumber Maine Inc.
Committee of One Hundred, Inc.
Greater Shreveport Chamber of Commerce
Iowa State Representative, District 12
Logistics Helper Inc.
Louisiana State Representative, District 6
Medline Canada
Metropolitan Milwaukee Association of Commerce
North Louisiana Economic Partnership
Oklahoma Rural Association
Premier of New Brunswick Blaine M. Higgs
Sable Marco Inc.
State of Louisiana Economic Development
Transport BMA
Twin Rivers Paper Company LLC
Wylie Economic Development Corporation

Ports

Montreal Port Authority
Port Milwaukee
Port of Brownsville
Port of New Orleans/New Orleans Public Belt Railroad
Port of Port Arthur Navigation District of Jefferson County
Port of Veracruz, S.A. de C.V.
Puerto de Lázaro Cárdenas
Saint John Port Authority

Other Railroads

Boundary Trail Railway Co.
Cando Rail Services Ltd. – British Columbia

CF Industries
CFR Chemicals
Charles City Rail Terminal, LLC
Chemtrade Logistics Inc.
CHS Inc.
Church & Dwight Co., Inc.
Clayton County Recycling Inc.
CMA CGM (America) LLC
Coca-Cola Canada Bottling Limited
Columbia Forest Products
Conagra Brands
Consolidated Fastfrate Inc.
Continental Intermodal Group LP
Continental Logistics Ltd.
Cornerstone Systems
COSCO SHIPPING Lines (North America) Inc.
Covia Holdings LLC
Crow Wing Recycling
CTI Freight Systems Inc.
Custom Bulk Services Inc.
Custom Stud, Inc.
CW Metals
C. Czarnikow Sugar Mexico, SA de CV
Daaquam Lumber Maine Inc.
Dakota Gold Transfer-Plaza
DEACERO, S.A.P.I. de C.V.
DeMan Construction Corp.
Desarrollos Ambois, S.A. de C.V.
DFK Enterprise, Inc.
Dollarama
Dominion Railway Services Ltd.
Domtar Corporation
DP World – Americas
EACOM Timber Corporation
Edmonton Railway Contracting Ltd.
E.J.R. Reload Inc.
Elbow Lake Co-Op Grain
ENX Inc.
Essex Terminal Railway
ETG Commodities Inc.
EuroChem North America Corp.
Eusu Logistics
Evergreen Shipping Agency (America) Corp.
EVRAZ North America
Express System Intermodal, Inc.
Farmers Coop Elevator of Rosholt
Farmers Co-Operative of Hanska
Farmers Elevator Company of Honeyford, ND
Farmward Cooperative
Fastfrate Integrated Logistics
Ferrous Processing & Trading Co.
Ferroservicios, S.A. de C.V.
Fisher Wavy Inc.
F.J. Robers Co., Inc.
FMI Logistics Inc.
Food, Health, and Consumer Products of Canada
Forest River Bean Co., Inc.
Fraser Plastics Ltd.
Fremantle Trailer Repairs Ltd.
Full Circle Ag
Fullerton Farmers Elevator
Fuze Logistics Services Inc.
F.W. Cobs Company
G3 Canada Limited
GAC Chemical Corporation
GAF
Gavilon
General Recycling Industries Ltd.
General Transport Inc.
Central Midland Railway
Chicago, St. Paul & Pacific Railroad
Dakota, Missouri Valley and Western Railroad
Genesee & Wyoming Inc.
GIO Railways Corporation
Great Sandhills Railway Ltd.
Great Western Group
Iowa Southern Railway
Iowa Traction Railway
Lake Line Railroad Inc.
Minnesota Northern Railroad
New Orleans Public Belt Railroad (see Port of New Orleans)
Northern Plains Railroad Inc.
Ontario Southland Railway Inc.
Progressive Rail Incorporated
Reading Blue Mountain & Northern Railroad
Southern Railway of British Columbia Limited
Stewart Southern Railway
Twin Cities & Western Railroad Company
Vermont Rail System
Watco

Other Supporters

4Refuel
919346 Alberta Ltd.
A&A Paving Ltd.
A&B Rail Services Ltd.
A&K Railroad Materials, Inc.
A. Stucki Company
Accommodations Plus International
Acklands-Grainger Inc.
AJ Bennett Construction Ltd.
Alberta Laminations
Alberta Prairie Railway
ALC Companies Inc.
All American Track, Inc.
Alliance Crane Inc.
Alliance Wheel Services, L.L.C.
Alstom
Amsted Rail Company, Inc.
Aspen Tree Services, Inc.
Athena Industrial Services Inc.
Automotive Rentals, Inc.
AVA Maintenance Management Inc.
AVI-SPL
Bell & MacKenzie
BossPac Engineering & Technology
Brandt Construction Co.
Brentwood Enterprises
Broda Group LP
Bowdark Consulting, Inc.
C-Can Power Systems
CAD Railway Industries Ltd.
Caltrax, Inc.
Canad Inns
Canada Drayage Inc.
Canadian Heartland Training Railway
Canadian Rail Car Cleaners Inc.
Canadian Red Cross
Canam Bridges Canada Inc.
Cariboo Central Railroad Contracting Ltd.
Cattron
CBS Property Management Inc.
Central Coupler Reclaim
Centera Transport Inc.
CIT Rail

Gopher Resource
Grand Prix Inc.
Great Northern Grain Terminals Ltd.
Great Northern Trans-Port Inc.
Green Bay Packaging, Inc.
Greenfield Construction
Greenfield Global Inc.
Greenlight Traffic and Distribution Inc.
Greenway Animal Nutrition
Groupe Robert
G. Thompson Livestock Co. Inc.
Guanajuato Energy Terminal
GX Transportation
Hapag-Lloyd (America) LLC.
Harbour Metals Recycling Ltd.
Hardisty Energy Terminal Limited Partnership
HCL Logistics Inc.
H.J. Baker Sulphur Canada ULC
HMM (America), Inc.
Holman Farming Group
Hopewell Logistics
Horizon Grains Ltd.
Howard Energy Partners
Hudson's Bay
Hyundai Glovis
Ice B'Gone Magic – Taconic Maintenance
IMCO International Steel Trading Inc.
Independent Dispatch, Inc.
Independent Energy Corp.
Indorama Ventures Polymers México, S. de R.L. de C.V.
Interfor Corporation
Internacional Regiomontana de Acero, S.A. de C.V.
Interoceanic Corporation
Interstate Asphalt Corp.
Iron Horse Transloading
Irving Oil
ITW Hi-Cone
James Valley Grain LLC.
J Carpenter Environmental, LLC.
J.D. Irving, Limited
J.D. Irving, Limited, Pulp & Paper Division
J.D. Irving, Limited, Sawmills Division
JEI, Inc.
JGL Commodities Ltd.
Jim Donnan Companies
K+S North America Corporation
Kansas City Smartport, Inc.
Kaycan Ltd.
Kaytec Inc.
Keltic Transportation
Kensal Farmers Elevator Company
Kent Corporation
Kindersley Transport Ltd.
Kirkeide's Northland Bean and Seed Co., Inc.
Kiros Energy Marketing
Klingberg Trucking Inc.
KP Building Products Ltd.
Kraft Heinz
Kruger Inc.
L. Hansen's Forwarding Ltd.
La Milanaise Inc.
Lafarge Canada
Lakeside Foods Inc.
Landmark Countryside Cooperative
LC Logistics GPS
Lehigh Hanson
Les Tourbières Berger Ltd.
Loblaw Companies Limited
Locher Evers International

Clifton Engineering Group
Compressed Air & Equipment Co.
Continental Earthmovers Ltd.
ConvergentIS
Cooper Equipment Rentals Limited
CORYS Inc.
Crawford Oil Co., Inc.
Cridland's Cartage Ltd.
Curbside Construction Ltd.
Custom Riggers (1988) Ltd.
D&D Excavating & Hauling Ltd.
Danella Rental Systems, Inc.
Data Communications Management Corp.
Davey Tree Expert Company
Dayton Phoenix Group
Dean Snyder Construction
Dehn Oil Company
Dell Technologies
Delta Railroad Construction
Dillon Consulting Limited
DMM Energy Inc.
DMS Rail Ltd.
Dobbyn Electric Services Ltd.
Dooley's Petroleum, Inc.
DPS Electronics, Inc.
Dubois Chemicals Inc.
E80 Holdings, Inc.
Eagle Professional Resources
Eco-Aquatech
Ed Garrow and Sons, Inc.
Elliott Bulk Services, LLC
enCompass Solutions Group Ltd.
Enduron Inc.
Enterprises L.M.
ESI Rail Ltd.
Euroway Industrial Service Co. Ltd.
Evolution Environmental Ltd.
Executive Tree Service Inc.
Fibernet Services Ltd.
Flynn Canada Ltd.
Forty Mile Rail
Freightcar
Fueliner LLC
G&B Fiels Inc.
Gardewine Group LP
Gilbert Supply Co.
Global Montello Group
Golden Ratio Estimating
Goldstar Trucking Ltd.
Green Stream Lawn and Vegetation Management Inc.
Grid Link
Groupe JMG Construction Inc.
H&T Engineering, PLLC
Hallcon Corporation
Hansen's Releasing Company
Harsco Rail
Hemmera Envirochem Inc.
Heritage Electric Ltd.
Herzog Railroad Services, Inc.
High Country Vac Services
HiRail Leasing
Holaco Construction Ltd.
Holden America IL, LLC
Holland, L.P.
Impact Construction Inc.
Industra Construction Corp.
Industries JPB
ING Civil Incorporated
Ingersoll Rand

M&J Total Transport & Rigging Inc.
Mactrans Logistics Inc.
Maine Propane Distributors
Maine Woods Company, LLC
Mapei Inc.
Maritime World Logistics Inc.
Matrix Chemical, LLC
MaxYield Cooperative
Meadowland Farmers Coop
Medline Canada
Medlog Canada
Mercado de Arenas Silicas S.A. de C.V.
Mercuria Energy America, LLC
Mercury Resources LLC
Mexican Association for the Automotive Industry (AMIA)
Midstream Energy Partners
Midwest Bulk Transload
Micro Oil Inc.
Miller and Company LLC
Miller Precast Ltd.
Millar Western Forest Products Ltd.
Montreal Gateway Terminals
More Than Just Feed Inc.
Mutual Transportation Services Inc.
National Cold Chain Inc.
National Importers & Exporters Association of Mexico (ANIERM)
Nestle Canada Inc.
Nestle USA
Nethercott Excavating Limited
Networks Group
NEW Cooperative, Inc.
New Ulm Steel & Recycling
New World Fuel, S.A. de C.V.
New World Global, LLC
NFI Industries
Nichol and Diamond Consulting Ltd.
North Atlantic International Logistics Inc.
North Dakota Grain Dealers Association
North Prairie Ag
North West Terminal Ltd.
Northcoast Reload Inc
Northern Country Coop
Northland Products Company
Ocean Network Express
Ocean Network Express, (North America) Inc.
OEC Group
OK Foods
Oleet Processing Ltd. dba O&T Farms
Oleum Energy Solutions, LLC
Olimag Sands Inc.
OOCL Ltd.
Ostara Nutrient Recovery Technologies Inc./Ostara USA LLC
Overland Container Transportation Services Ltd.
Park Farm Grains Ltd.
Partnership Mosaic Company
Paterson GlobalFoods Inc.
Pattison Sand Company
Performance Office Papers
Pestell Pet Products Inc.
PFL Petroleum Services Limited
Phoenix Park Energy Marketing LLC
Pique Supply Corp.
Pleasant River Lumber Co. Inc.
Port Arthur Terminal LLC
Potters Industries
Premay Pipeline Hauling LP
Priam Logistics Inc.
Pro Ag Farmers Coop
Pullman Innovations
Interstate-McBee Interstate Diesel Service Inc.
IntiSolutions Group
Ironhorse Railroad Contractors Ltd.
Jim Pattison Lease
J.F. Brennan Company, Inc.
JJM Construction Ltd.
J Line Trucking Inc.
J. Wilk Landscaping Ltd.
John Hunter Company
John W. Sheehan and Sons, Inc.
Just Write Ink
K-Five Construction Corporation
KGS Group
Kije Sipi Ltd.
Kish & Son Electric, Inc.
KLD Labs, Inc.
Klos Logistics
Knox Kershaw Inc.
Koppers Inc.
L.B. Foster
Lewis Bolt & Nut Company
Lighting Maintenance, Inc.
Loram Maintenance of Way, Inc.
Lyons & Pinner Electric Companies
Maackon Corporation
Mac-Air Compressor Ltd.
MacCosham Inc.
Mackey Electric, Inc.
Maggio Truck Center, Inc.
Maine Track Maintenance Inc.
Maple Leaf Construction Ltd.
M.E.L. Cartage Ltd.
Michael O'Keefe Limited
Michels Commercial Aggregates
Midstates Rail, LLC
Mill Creek Mining
Milrail Inc
Modern Manufacturing
MP Johnson Construction, Inc.
MVM Rail Inc.
Myshak Crane & Rigging Ltd.
NAC Mechanical and Electrical Services
Narrow Passage Rail
National Railway Equipment Co.
National Steel Car Limited
New Way Trucking Ltd.
New West Truck Centres
New York Air Brake LLC
Nordco
Norpac Construction Inc.
NTC Logistics
Nulogx
Ocean Trailer
O'Dell Electric Ltd.
Omega Industries Inc.
Omni Rail Inc.
On-Site Fleet Services
Ontime Petroleum
ORR Safety
OWS Railroad Construction & Maintenance Ltd.
Pandrol
Panel Construction Ltd.
Parsec Intermodal
Patco Industries, Inc.
Payne Transportation Ltd.
Pepco
Pinnacle Engineering
PowerRail Distribution, Inc.
Precision Pipe and Products, Inc.

Rahr Malting Company
Re Transportation, Inc.
Red Leaf Pulp
Renewable Products Marketing Group
R.G. Phillips Group of Companies Inc.
Richardson International Limited
Rocanda Enterprises and Rocanda USA Shipping Federation of Canada
Routes Transportation Group
Sable Marco Inc.
Sacramento Energy Resources, LLC
Sand Technologies, Inc.
Salt Source LLC dba U.S. Salt
Saskatchewan Mining and Minerals Inc.
Sethness Roquette
Sharp Base Shipping and Transport (Canada) Ltd.
Simard Transport
Simba Transload Ltd.
Simpson Seeds Inc.
Sky Eye Measurement
Smart Sand Inc.
Soprema Inc.
Southland Pulse Inc.
South Dakota Grain & Feed Association
South Junction Enterprises
South West Terminal
Sprague Operating Resources LLC
SSAB Americas
Standard Rail Corporation
STCH Inc.
Stella-Jones Corporation
Sterilite Corporation
St Marys Cement
Stone Arch Commodities
StyroChem Canada
Suministros Industriales Potosinos, S.A. de C.V.
Sun Transportation Systems
Sunrise Foods International, Inc.
Supreme Structural Transport Ltd.
Taslar Trading Corp
Tepper Holdings Inc.
Ternium Mexico S.A. de C.V.
Tervita Corporation
Texas Deepwater Partners LLC
TFI International Inc.
The Greenbrier Companies, Inc.
The Mountain View Group
Thomson Reuters
Thunder Bay Terminals Ltd.
Tiger Calcium Services Inc.
Timiron LLC
Tolko Marketing and Sales, Tolko Industries Ltd.
Topocean Consolidation Service, Inc.
Torch River Rail Inc.
Toronto Region Board of Trade
Toronto Transportation Club
Torq Energy Logistics Ltd.
Traffic Tech Inc.
Transcare Logistics Corporation
Transload Distribution Association of North America
Transload Logistics Corp.
Transmark Ltd.
Transport Procal
Transport Services & Logistics Canada Ltd.
Traxxside Transloading
Trendwood Limited
TSIM Internacional, S.A. de C.V.
Tuscarora Grain Co., LLC
Twin Rivers Paper Company LLC
TYR Food Products Inc.
Progress Rail
Prudential Transportation Ltd.
Quadcon Group Inc.
R. J. Corman Railroad Group LLC
R & W Machine Division Warner Industries, Inc.
Ram Environmental Response Ltd.
Rail Signal Systems
Red River Air Brake Inc.
Reefer Sales & Service
Remcan Projects LP
Remprex LLC
Rhomberg Sersa North America
Right of Way Consulting, Inc.
Rome Transportation
Ronsco
RTR Terra Contracting Ltd.
Runde Metal Recycling, LLC
Rural Road Construction
Rybak Companies, Inc.
Sacchetti Construction Ltd.
SBJ Services
Schlomka Services LLC
Searcy Trucking LTD.
Shortreed Construction Inc.
Silverado Industries Inc.
Simmons Machine Tool Corporation
S.i. Systems Partnership
SkyFire Energy
Slimdor Contracting Ltd.
Spécialiste d'Ouvrager d'Art CSTP inc.
Specialized Response Solutions Canada, Inc.
Speers Construction Inc.
Sperry Rail Service
Staal Utility Inc.
Standard Mechanical Systems Limited
Standard Steel LLC
Stantec
Stella-Jones Corporation
Stennes Excavating LLC
Storm Mountain Technical Services
Strato, Inc.
Streck's Machine
Sumitomo Canada Ltd.
SW Bridge Engineers, LLC
Talarico Excavating Ltd.
TBT Engineering Limited
Teleweld Inc.
Terminal-Andrae Inc.
The Timken Company
Thermo King Eastern Canada
TLF Dirtworx Inc.
TLR Management
Toplife Enterprises
TPN Solutions
Traction Canada
Tru-Craft Roofing (2005) Ltd.
Tru-Line Surveys Ltd
Tybo Constructors Ltd.
United Petroleum Transport Ltd.
United Steel and Fasteners Inc.
Usher Transport
Vanro Oil Supplies & Rentals Ltd.
Vector Construction Ltd.
Veit & Company, Inc.
Vicinity Transportation
Vickery Electric Contracting Limited
Wabtec Corporation
Wainbee Limited
Weaver Consultants Group

US Commodities, LLC
U.S. Rail & Logistics, LLC
USD Group LLC
USD Terminals Canada
Usine Sartigan Inc.
V Modal Mexicana, Sociedad Civil
Valero Marketing and Supply Company
VantEdge Logistics Inc.
Van-Kam Freigtways Ltd.
Veikle Grain Ltd.
Villaume Industries
Vision Transportation Systems Inc.
Viterra Canada Inc.
Vogelsberg Trucking Inc.
Volume Freight Solutions Inc.
W.A. Grain & Pulse Solutions
W. Robins Consulting Ltd.
Wakefield Canada Inc.
Water Train Inc.
Welded Tube of Canada
West Coast Reduction Ltd.
Western Asphalt Products
Western Logistics Inc.
Weyburn Industrial Transload Inc.
Wheaton-Dumont Co-Op Elevator
Wilton Farmers Union Elevator
Windstar LPG, Inc.
Woodland Pulp LLC
WTC Group Inc.
XPO Logistics, Inc.
XTL Transport Inc.
Yang Ming (America) Corp.
Zekelman Industries
ZIM Integrated Shipping Services (Canada) Co. Ltd.
Whissell Contracting Ltd.
William Day Construction Limited
Winmar Kootenay
Wood Environment & Infrastructure Solutions, Inc.
Z Source Equipment (2405238 Ontario Incorporation)
ZTR

NEWS
CANADIAN PACIFIC
7002



September 12, 2021

Press Release: CP Offer for KCS Declared "Company Superior Proposal" by KCS Board



September 4, 2021

Press Release: CP looks forward to re-engaging with KCS to form CP-KCS, the only achievable Class 1 combination



September 1, 2021

Chair of the House Committee on Transportation and Infrastructure: Chair DeFazio Applauds Surface Transportation Board for Unanimously Rejecting the Proposed Canadian National and Kansas City Southern Trust



August 31, 2021

Press Release: STB Unanimously Rejects CN Voting Trust Leaving KCS in Position to Choose CP as the Right Partner



August 19, 2021

Press Release: CP Applauds KCS Board's Action to Adjourn Stockholder Meeting so Stockholders Can Fully Consider an STB Decision on CN Voting Trust



August 13, 2021

Press Release: CP Welcomes Glass Lewis Call for KCS Stockholders to "ABSTAIN" From Voting to Approve CN-KCS Merger Proposal



August 12, 2021

Press Release: CP Commends Proxy Advisor ISS for Recommending KCS Stockholders "ABSTAIN" From Voting to Approve CN-KCS Merger Proposal



August 12, 2021

Press Release: CP applauds KCS Board of Directors' Decision to Delay Stockholder Vote



August 10, 2021

Press Release: Canadian Paci c Submits Superior Proposal to Combine with Kansas City Southern

CP



August 2, 2021

Press Release: CP Statement on STB Decision Relating to Access to KCS Information Needed to Prepare Merger Application



July 29, 2021

Press Release: CP Files Proxy Statement Asking KCS Shareholders to Vote Against the Proposed CN-KCS Merger and Adjourn Shareholder Vote



July 26, 2021

Press Release: U.S. House Transportation Committee Chair Says CN Voting Trust 'Not in the Public Interest' in Letter Submitted to STB



July 9, 2021

Press Release: CP Comments on Biden Executive Order Addressing Competition in the American Economy



July 7, 2021

Press Release: CN Continues to Duck Key Issues in Voting Trust Filing with STB



June 29, 2021

Press Release: CP Files Reply to CN-KCS Urging STB to Reject CN-KCS' Voting Trust Proposal



June 28, 2021

Press Release: More Unions Across North America Call on STB to Reject CN Voting Trust



June 28, 2021

Press Release: Amtrak Files with the STB in Opposition to CN's Use of a Voting Trust



June 28, 2021

Press Release: North Dakota Congressional Delegation Submits Letter to STB Supporting a Canadian Pacific Combination with Kansas City Southern



June 24, 2021

Press Release: Ag Industry Voices Opposition to CN-KCS' Proposed Use of Voting Trust, Share Anti-Competitive Concerns



June 21, 2021

Chicago Tribune: Op-ed: Downstate communities should be worried too about traffic snarls with proposed rail sale



June 21, 2021

Press Release: 80-plus more Stakeholders Urge STB to Reject CN's Use of a Voting Trust, Bringing Total Opposed to over 330

CP


RAILWAY AGE

June 16, 2021

Railway Age: STB Decision Will Impact Freight Rail's Future



June 15, 2021

Press Release: North America's Largest Railroad Operating Union Joins Others and Calls on STB to Reject CN Voting Trust



June 10, 2021

News: Washington Post Ad



June 8, 2021

Press Release: CP responds to STB's June 28 schedule for public comment on CN-KCS voting trust proposal



June 1, 2021

Press Release: Opposition to CN-KCS' Proposed Use of Voting Trust Builds as Stakeholders Voice Anticompetitive and Other Concerns



May 27, 2021

Press Release: Canadian Paci. c Comments on Inadequate Commitment from Canadian National to Divest KCS Line Between New Orleans and Baton Rouge



May 21, 2021

Press Release: CP Remains Ready to Re-engage with KCS; CP to Proceed with STB Application Process



May 20, 2021

Customer Station Bulletin: CP-KCS Merger Update from John Brooks, EVP & Chief Marketing Officer



May 20, 2021

Press Release: CP Calls on KCS Board to Reject CN's Anti-Competitive Proposal



May 18, 2021

Press Release: CP: CN's proposed voting trust timetable is not constructive and not serious



May 17, 2021

Press Release: CP-KCS Merger Update from John Brooks, EVP & Chief Marketing Officer



May 17, 2021

Press Release: STB applies "heavier burden" and greater scrutiny to CN bid for KCS, underscoring heightened regulatory risk

CP



May 17, 2021

Press Release: Support Grows for CP+KCS as DOJ Affirms Anticompetitive Concerns with CN Proposal

May 14, 2021

News: Village of Matteson, Illinois: A Canadian National Merger with Kansas City Southern Would Worsen Chicagoland's Congestion Problems



May 14, 2021

Press Release: CP concurs with DOJ comment affirming anticompetitive nature of CN bid for KCS

RAILWAY AGE

May 13, 2021

Podcast: Canadian Pacific's Keith Creel, Mark Redd and John Brooks Discuss Merging With KCS: RAIL GROUP ON AIR



May 13, 2021

Press Release: Canadian Pacific comments on update from Kansas City Southern



May 13, 2021

Daily Herald: Could railroad merger lead to more freight trains in the suburbs?



May 10, 2021

Trains: Chicago suburb claims CN-KCS combination would create traffic nightmare



May 10, 2021

Press Release: Close to 550 Shippers, Stakeholders Support CP-KCS Combination

May 7, 2021

Letter: Village of Barrington, Illinois submits letter to the STB on CN-KCS merger



May 6, 2021

Press Release: Canadian Pacific Receives Voting Trust Approval from Surface Transportation Board, Advancing Agreement for CP-KCS Combination



May 3, 2021

Crain's: Why this Deal will make Chicago's congestion problem worse



May 3, 2021

Press Release: CN-KCS Combination Facing Mounting Opposition; Reduced Competition Touted as Significant Concern Among Stakeholders

CP



May 2, 2021

The Globe and Mail: [Why CP's lower bid for Kansas City Southern could prevail]



May 1, 2021

Press Release: [Canadian Paci. c Files Formal Objection to Canadian National using Merger Waiver that STB Granted to CP/KCS Transaction]



April 27, 2021

Press Release: [CP addresses CN's contention that Voting Trust Proposals should be reviewed under same standards and processes]



April 26, 2021

Press Release: [CP sends letter to KCS reinforcing anti-competitive nature of CN proposal]



April 26, 2021

Press Release: [CP comments on CN's request to name David Starling as Intended Trustee]



April 24, 2021

Press Release: [Canadian Pacific comments on Procedural Update from Kansas City Southern]



April 24, 2021

Press Release: [Canadian Pacific Welcomes the Surface Transportation Board Decision to Uphold Waiver for CP- KCS Combination]



April 21, 2021

Press Release: [Canadian Pacific highlights why CP-KCS is the one transaction in the public interest and that the STB processes should reflect that fact]



April 20, 2021

Press Release: [Canadian Pacific comments on unsolicited, anti-competitive proposal by Canadian National to acquire Kansas City Southern]

MEDIA Plain Talk Live: What does this rail merger mean for North Dakota? June 15, 2021 Chicago Tribune: A rail merger could mean more Southland tra. c backups June 8, 2021 The Wall Street Journal: This Rail Merger Could Become Quite Expensive May 4, 2021

Bloomberg: CP Rail CEO Aims to Cool Talk of K.C. Southern Bidding War April 28, 2021 Reuters: CP shareholders say bidding war for Kansas City Southern unnecessary April 28, 2021 FreightWaves: Viewpoint: CP-KCS merger makes sense; CN takeover does not April 23, 2021

WCF Courier: CP-KCS merger will drive supply chain eŨciencies for Iowa agriculture April 14, 2021 Railway Age: Going Transnational: Canadian Pacific and Kansas City Southern join forces to create the “USMCA Railroad” April 1, 2021 Financial Post: From the bottom up: CP Rail’s Keith Creel steps out from Hunter Harrison’s shadow to cement his own legacy April 1, 2021

FreightWaves: Viewpoint: Greenlight the pro-shipper CP-KCS combination March 30, 2021 Railway Age: Cowen: CP-KCS Merger Synergies ‘Promising’ March 29, 2021

The Economist: America’s long-ailing manufacturers are fired up March 27, 2021 Bloomberg: Suez Ship Grounding Makes Case for Big Rail Merger March 26, 2021

BNN Bloomberg: Very encouraged by response to Kansas City Southern deal: CP Rail CEO March 26, 2021 Railway Age: CP + KCS a Unique Opportunity March 25, 2021 Barron’s: Why the Canadian Pacific-Kansas City Southern Deal Is Bullish for Railroad Stocks March 22, 2021

Financial Times: Rail Deal is a $29bn bet on trade pact between Canada, US, and Mexico March 22, 2021 CNBC: Canadian Pacific Railway CEO on deal to acquire Kansas City Southern March 22, 2021 Bloomberg Television: Canadian Pacific Rail CEO Calls Kansas City Deal ‘Transformational’ March 22, 2021

RESOURCES Investor Presentation: CP Investor Presentation: Canadian National’s Troubled CP-KCS Map: End to End & Pro reiterates Superior Proposal Canadian Paci. c Railway History with Amtrak Competitive for KCS Superior Proposal to Combine with Kansas City Southern CN-KCS Map: Overlapping Canadian National’s Road to The Better Option for Chicago It’s A Matter of Trust Fact Routes & Anti-Competitive Nowhere Fact Sheet Sheet

Sustainability Fact Sheet Diversity & Inclusion Fact Safety, Technology & CP Minnesota Commitment Sheet Innovation Fact Sheet Fact Sheet

CP-KCS: The Only Viable Class 1 Combination CP-KCS is the only true end-to-end Class 1 combination that serves the public interest ‘preserving and enhancing’ competition for customers and enabling a stronger North American rail network connecting Canada, the United States and Mexico. CP-KCS is a superior combination that has a path to approval and deal certainty for the KCS shareholders. A CP-KCS combination: Creates single line routes to all the markets that a CN-KCS network would reach Brings new competition to and from Upper Midwest markets dominated by BNSF or UP that CN-KCS cannot address Creates new competition versus CN that CN-KCS actually eliminates Has a route network that does not funnel all of its trafíc through the congested Chicago area Unlocks new capacity for Amtrak passenger service, rather than interfering with passenger service between Baton Rouge and New Orleans and south of Chicago

FORWARD-LOOKING STATEMENTS AND INFORMATION This webpage includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identiíed by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difícult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: changes in business strategies and strategic opportunities; estimated future dividends; ínancial strength and îexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price; the ability of management of CP, its subsidiaries and afíliates to execute key priorities; general North American and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada and the U.S.; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via CP; inîation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes i in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out CP’s business plan;

services and infrastructure; the satisfaction by third parties of their obligations to CP; currency and interest rate îuctuations; exchange rates; effects of changes in market conditions and discount rates on the ínancial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada and the U.S.; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; regulatory and legislative decisions and actions; public opinion; various events that could disrupt operations, including severe weather, such as droughts, îoods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; and the pandemic created by the outbreak of COVID-19 and resulting effects on CP’s business, operating results, cash îows and/or ínancial condition, as well as resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, íscal and monetary policy responses by governments and ínancial institutions, and disruptions to global supply chains. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and ílings by CP with Canadian and U.S. securities regulators. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations –Forward-Looking Statements” in CP’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this webpage is expressly qualiíed in its entirety by these cautionary statements. ABOUT CANADIAN PACIFIC Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR ABOUT KCS Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This webpage shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION OF PROXIES This webpage is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.